Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Snyder’s General Public FAQ
ABOUT THE MERGER
Why did Snyder’s of Hanover agree to the proposed merger with Lance?
The proposed merger will create a stronger snack food company in a very competitive industry that can better grow its brands, better serve its customers and expand the distribution of our salty and bakery snacks to consumers across the country all while continuing to deliver value to the combined company’s shareholders.
We are pleased to potentially merge with another highly-respected snack food company with a rich heritage of making high-quality snacks. Lance share’s our values to be a great place to work, a customer service focused organization and an important contributor to the communities in which they operate.
What will be the name of the combined company?
Pending the appropriate regulatory and shareholder review and approval, the name of the proposed company will be Snyder’s-Lance, Inc.
Where will the headquarters be located?
The new company will be called Snyder’s-Lance, Inc. and will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA. We will continue to maintain a strong community presence in Hanover and throughout Pennsylvania.
What about the existing facilities where Snyder’s products are made? Will these remain open following the closing of the merger?
Our ultimate goal with the proposed merger is to create a stronger snack food company with a broad offering of snack food products consumers want made by a customer-focused company. We hope to take advantage of the existing Snyder’s and Lance facilities and their locations to leverage capacity and to improve access and service to our retail partners and ultimately, our loyal consumers.
When will the merger take effect?
Pending regulatory and shareholder approval, we hope to finalize the deal in the fall.
Does this mean Snyder’s will be a publicly traded company?
Yes. Pending regulatory and shareholder approval the new company will be known as Snyder’s-Lance, Inc. and will be publicly traded on NASDAQ under the ticker symbol LNCE.
ABOUT SNYDER’S AND LANCE BRANDS
What other brands does Lance make?
Lance is best known for making America’s favorite sandwich cracker, Lance® sandwich crackers. Other brands in the Lance family include Cape Cod®, Tom’s®, Archway®, Stella D’oro® and Lance Private Brands.
Will you be phasing out any products or brands made by Snyder’s or Lance?
The plan for the combined company is to have a well-established portfolio of snack food brands including our iconic Snyder’s pretzels, iconic Lance sandwich crackers as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and Lance Private Brands. There is very little overlap in the product portfolio which will include pretzels, sandwich crackers, potato chips, popcorn, crackers, tortilla chips, cookies, sugar wafers, nuts and seeds, among others.

Will I still be able to find my favorite Snyder’s products on store shelves?
Yes. There are no planned changes with the current products available at the retailers who carry Snyder’s products.
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.